May 12, 2020

Ms. Anuja A. Majmudar Attorney-Advisor Office of Energy & Transportation U.S. Securities and Exchange Commission Washington D.C. 20549 Phone: (202) 551-3844	VIA EDGAR

Re:	Vertex Energy, Inc.
Registration Statement on Form S-3
File No. 333-238054

Dear Ms. Majmudar:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 2:00 p.m. Eastern Standard Time, Friday, May 15, 2020, or as soon thereafter as practicable.

Additionally, Vertex Energy, Inc. (the “Company”) acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (281) 538-9802 xt. 104 or the Company’s counsel, John S. Gillies, of The Loev Law Firm, PC at (713) 524-4110.

Very truly yours,

/s/ Chris Carlson

Chris Carlson

Chief Financial Officer